UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Announces Results for the Fourth Quarter of 2021

GUADALAJARA, Mexico, Feb. 22, 2022 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the fourth quarter ended December 31, 2021 (4Q21) (passenger traffic and consolidated results tables for 2021 compared to 2019, in order to illustrate the recovery of these metrics and their trend, are set forth at the end of this report). Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

COVID-19 Impact

During the fiscal year ended December 31, 2021, passenger traffic increased 57.1% as compared to the same period of 2020 and decreased 11.8% as compared to 2019, demonstrating a better-than-expected recovery. Having a highly diversified portfolio of airports allowed the recovery of traffic even though certain restrictions or additional requirements were maintained to travel in some countries during 2021. The foregoing allowed the results in fiscal year 2021 to grow compared to fiscal years 2019 and 2020, generating positive net cash flow over these years.

Company measures during 4Q21:

  The Company continued supporting commercial clients during the quarter by granting discounts on guaranteed minimum rent amounts in accordance with the percentage decrease in passenger traffic at each airport as compared to 4Q19. However, in most of the contracts it was not applied, since the percentage of participation in revenues was higher than the minimum rents. With regards to support for the airlines, the Company continued its incentive program in accordance with the reactivation of routes and frequencies that were held prior to the pandemic.
  Operating cost control measures were maintained; however, because of the trend in passenger traffic during 4Q21, we have gradually increased certain costs such as maintenance, security, personnel, cleaning services and others related to the quality and travel experience of our passengers.

Impact of COVID-19 on the Company’s Financial Position:

During 4Q21, results were significantly better as compared to 4Q20, with an increase in total revenues of 121.3% and an increase in cost of services of 38.2%. The Company generated positive EBITDA of Ps. 3,255.0 million, 84.2% over 4Q20.

In 4Q21, operating activities continued generating positive cash flow from operating activities for Ps. 3,524.5 million. The Company reported a financial position of cash and cash equivalents as of December 31, 2021, of         Ps. 13,332.9 million (7.7% lower than the balance as of December 31, 2020). During 4Q21, the Company issued Ps. 2,500.0 million in long-term debt securities (Certificados Bursátiles) to finance the committed investments for our Mexican airports. Additionally, Ps. 637.7 million in share repurchases were made during 4Q21.

In 4Q21, the Company performed an assessment of the portfolio risk of our airlines and commercial clients in terms of liquidity. Because of this assessment, it was determined that no reserve provision for expected credit losses in costs of operation was necessary for this quarter due to the growth and recovery of our main airlines and commercial clients.

During 4Q21, the Company continued evaluating the possible adverse impacts of the pandemic on its financial condition and operating results. The Company also reviewed key indicators and impairment tests of significant long-term assets, expected credit losses and recovery of assets due to deferred taxes. In this evaluation, the Company reviewed financial results for the short, medium, and long term, concluding that a significant deterioration of the Company’s assets is not expected. As such, the Company does not foresee a business interruption or closing operations at any of its airports. However, the Company cannot ensure that the negative effect of the pandemic will continue decreasing in the coming quarter, nor can it ensure that local and global economic conditions will improve. The Company can also not predict the availability of financing, or what general credit conditions will be.

The Company will continue to monitor the pandemic’s adverse effects on the results of operations and will continue informing the market in a timely manner regarding future material updates on airport operations and the measures adopted for preserving liquidity and ensuring business continuity.

Summary of Results 4Q21 vs. 4Q20 (and 4Q19 for purposes of illustrating the recovery trend):

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 1,975.3 million, or 73.9% (Ps. 915.6 million, or 24.5%, as compared to 4Q19). Total revenues increased by Ps. 2,844.0 million, or 121.3% (Ps. 614.3 million, or 13.4%, as compared to 4Q19).

  Cost of services increased by Ps. 243.6 million, or 38.2% (as compared to 4Q19, cost of services increased Ps. 108.4 million, or 14.0%).

  Income from operations increased by Ps. 1,475.1 million, or 117.0% (Ps. 801.6 million, or 41.4%, as compared to 4Q19).

  EBITDA increased by Ps. 1,488.4 million, or 84.2% (Ps. 832.0 million, or 34.3%, as compared to 4Q19), going from Ps. 1,766.6 million in 4Q20 to Ps. 3,255.0 million in 4Q21. EBITDA margin (excluding the effects of IFRIC 12) increased from 66.2% in 4Q20 to 70.1% in 4Q21 (EBITDA margin (excluding the effects of IFRIC 12) was 65.0% in 4Q19).

  Net comprehensive income increased Ps. 2,265.2 million, or 736.5% (Ps.922.9 million, or 89.2%, as compared to 4Q19), from a loss of Ps. 307.5 million in 4Q20 to income of Ps. 1,957.7 million in 4Q21.

Passenger Traffic

During 4Q21, total passengers at the Company’s 14 airports increased by 4,543.3 thousand passengers, an increase of 55.3%, compared to 4Q20 (as compared to 4Q19, total passengers increased by 12.1 thousand passengers, or 0.1%). During 4Q21, the following new routes were opened:

Domestic:
Airline	Departure	Arrival	Opening date	Frequencies
TAR	Hermosillo	Monterrey	October 1, 2021	3 weekly frequencies
TAR	La Paz	Culiacan	October 19, 2021	3 weekly frequencies
TAR	La Paz	Puerto Vallarta	October 19, 2021	3 weekly frequencies
TAR	Hermosillo	Puerto Vallarta	October 19, 2021	3 weekly frequencies
Note: Frequencies can vary without prior notice.

International:
Airline	Departure	Arrival	Opening date	Frequencies
Frontier	Los Cabos	Denver	October 9, 2021	3 weekly frequencies
Frontier	Montego Bay	Atlanta	November 1, 2021	3 weekly frequencies
American Airlines	Puerto Vallarta	Austin	November 2, 2021	3 weekly frequencies
Frontier	Montego Bay	Orlando	November 2, 2021	3 weekly frequencies
EW Discover	Montego Bay	Frankfurt	November 3, 2021	2 weekly frequencies
Swoop	Puerto Vallarta	Toronto	November 4, 2021	2 weekly frequencies
American Airlines	Kingston	Philadelphia	November 4, 2021	3 weekly frequencies
Swoop	Los Cabos	Toronto	December 4, 2021	1 weekly frequencie
Swoop	Kingston	Toronto	December 4, 2021	2 weekly frequencies
Aeromexico	Guadalajara	Madrid	December 15, 2021	3 weekly frequencies
Frontier	Montego Bay	Newark	December 17, 2021	3 weekly frequencies
Swoop	Puerto Vallarta	Victoria	December 19, 2021	1 weekly frequencie
Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	4Q20	4Q21	Change	2020	2021	Change
Guadalajara	1,777.8	2,542.0	43.0%	5,768.1	8,540.2	48.1%
Tijuana *	1,506.0	1,870.1	24.2%	4,597.3	6,891.3	49.9%
Los Cabos	430.7	575.0	33.5%	1,215.3	2,020.4	66.2%
Puerto Vallarta	319.0	554.3	73.7%	951.5	1,848.5	94.3%
Montego Bay	0.0	0.0	0.0%	1.0	0.0	(100.0%)
Guanajuato	329.5	404.4	22.7%	1,051.5	1,487.1	41.4%
Hermosillo	290.3	449.5	54.8%	939.4	1,457.9	55.2%
Mexicali	215.4	324.3	50.6%	690.9	1,088.4	57.5%
Morelia	118.1	146.9	24.3%	387.3	541.0	39.7%
La Paz	192.4	266.7	38.6%	566.5	901.8	59.2%
Kingston	0.1	0.2	100.0%	1.4	1.2	(14.0%)
Aguascalientes	110.7	178.1	60.9%	356.0	582.8	63.7%
Los Mochis	75.5	106.3	40.7%	211.2	358.3	69.6%
Manzanillo	14.9	25.7	73.2%	49.1	86.8	76.6%
Total	5,380.4	7,443.5	38.3%	16,786.6	25,805.6	53.7%
*CBX users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):
Airport	4Q20	4Q21	Change	2020	2021	Change
Guadalajara	711.4	1,059.5	48.9%	2,357.5	3,702.7	57.1%
Tijuana *	512.3	885.5	72.9%	1,719.3	2,786.6	62.1%
Los Cabos	589.5	1,067.1	81.0%	1,848.9	3,529.2	90.9%
Puerto Vallarta	354.8	813.6	129.3%	1,584.6	2,271.5	43.4%
Montego Bay	285.5	821.3	187.7%	1,609.6	2,581.9	60.4%
Guanajuato	102.5	184.6	80.1%	336.2	631.9	87.9%
Hermosillo	16.1	25.5	58.5%	44.8	102.1	127.7%
Mexicali	0.7	2.0	198.1%	2.3	5.6	142.7%
Morelia	81.9	113.2	38.2%	244.0	406.1	66.4%
La Paz	1.9	4.6	141.0%	6.6	18.3	177.1%
Kingston	133.6	262.5	96.5%	628.0	829.3	32.0%
Aguascalientes	41.6	58.6	40.9%	119.5	210.6	76.2%
Los Mochis	0.8	2.3	196.5%	2.4	9.4	286.9%
Manzanillo	4.5	16.8	270.8%	37.1	46.5	25.3%
Total	2,836.9	5,317.0	87.4%	10,541.0	17,131.6	62.5%
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):
Airport	4Q20	4Q21	Change	2020	2021	Change
Guadalajara	2,489.1	3,601.5	44.7%	8,125.6	12,243.0	50.7%
Tijuana *	2,018.2	2,755.6	36.5%	6,316.6	9,677.9	53.2%
Los Cabos	1,020.2	1,642.1	61.0%	3,064.2	5,549.6	81.1%
Puerto Vallarta	673.8	1,367.9	103.0%	2,536.1	4,120.0	62.5%
Montego Bay	285.5	821.3	187.7%	1,610.6	2,581.9	60.3%
Guanajuato	431.9	588.9	36.3%	1,387.7	2,119.0	52.7%
Hermosillo	306.4	475.0	55.0%	984.2	1,559.9	58.5%
Mexicali	216.0	326.3	51.0%	693.2	1,094.0	57.8%
Morelia	200.0	260.1	30.0%	631.3	947.1	50.0%
La Paz	194.3	271.3	39.6%	573.1	920.0	60.5%
Kingston	133.7	262.7	96.5%	629.4	830.5	31.9%
Aguascalientes	152.3	236.7	55.4%	475.6	793.4	66.8%
Los Mochis	76.3	108.6	42.3%	213.6	367.7	72.1%
Manzanillo	19.4	42.6	119.4%	86.2	133.3	54.6%
Total	8,217.3	12,760.5	55.3%	27,327.5	42,937.2	57.1%
*CBX users are classified as international passengers.

CBX (thousands)
Airport	4Q20	4Q21	Change	2020	2021	Change
Tijuana	507.8	876.1	72.5%	1,705.7	2,754.3	61.5%

Consolidated Results for the Fourth Quarter of 2021 (in thousands of pesos):
	4Q20	4Q21	Change
Revenues
Aeronautical services	2,023,398	3,571,344	76.5%
Non-aeronautical services	650,490	1,077,886	65.7%
Improvements to concession assets (IFRIC-12)	(329,479)	539,140	263.6%
Total revenues	2,344,408	5,188,370	121.3%

Operating costs
Costs of services:	638,350	881,966	38.2%
Employee costs	235,311	306,052	30.1%
Maintenance	130,976	206,595	57.7%
Safety, security & insurance	120,358	137,293	14.1%
Utilities	83,106	107,333	29.2%
Other operating expenses	68,599	124,693	81.8%

Technical assistance fees	89,858	155,717	73.3%
Concession taxes	193,414	359,403	85.8%
Depreciation and amortization	506,148	519,409	2.6%
Cost of improvements to concession assets (IFRIC-12)	(329,479)	539,140	263.6%
Other (income)	(14,361)	(2,858)	(80.1%)
Total operating costs	1,083,930	2,452,777	126.3%
Income from operations	1,260,478	2,735,593	117.0%
Financial Result	(866,839)	(328,381)	(62.1%)
Income before income taxes	393,639	2,407,212	511.5%
Income taxes	(53,228)	(604,778)	1036.2%
Net income	340,411	1,802,434	429.5%
Currency translation effect	(643,284)	55,056	108.6%
Cash flow hedges, net of income tax	(9,355)	96,525	1131.8%
Remeasurements of employee benefit – net income tax	4,680	3,649	22.0%
Comprehensive income	(307,548)	1,957,664	(736.5%)
Non-controlling interest	90,102	(35,128)	(139.0%)
Comprehensive income attributable to controlling interest	(217,446)	1,922,536	984.1%

	4Q20	4Q21	Change
EBITDA	1,766,625	3,255,002	84.2%
Comprehensive income	(307,548)	1,957,664	(736.5%)
Comprehensive income per share (pesos)	(0.5852)	3.8213	(753.0%)
Comprehensive income per ADS (US dollars)	(0.2853)	1.8628	(753.0%)

Operating income margin	53.8%	52.7%	(1.9%)
Operating income margin (excluding IFRIC-12)	47.1%	58.8%	24.8%
EBITDA margin	75.4%	62.7%	(16.7%)
EBITDA margin (excluding IFRIC-12)	66.2%	70.1%	6.0%
Costs of services and improvements / total revenues	13.2%	27.4%	107.9%
Cost of services / total revenues (excluding IFRIC-12)	23.9%	19.0%	(20.5%)

- Net income and comprehensive income per share for 4Q21 were calculated based on 512,301,577 shares outstanding as of December 31, 2021, and for 4Q20 were calculated based on 525,575,547 shares outstanding as of December 31, 2020. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 20.5140 per U.S. dollar (the noon buying rate on December 30, 2021, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay and Kingston airports, the average three-month exchange rate of Ps. 20.7468 per U.S. dollar for the three months ended December 31, 2021, was used.

Revenues (4Q21 vs. 4Q20)

  Aeronautical services revenues increased by Ps. 1,547.9 million, or 76.5%.
  Non-aeronautical services revenues increased by Ps. 427.4 million, or 65.7%.
  Revenues from improvements to concession assets increased by Ps. 868.6 million, or 263.6%.
  Total revenues increased by Ps. 2,844.0 million, or 121.3%.

  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at the Company’s Mexican airports increased by Ps. 1,277.0 million or 69.5% compared to 4Q20, mainly as a result of the 49.7% increase in passenger traffic and the adjustment in maximum tariffs.

    Revenues from the Montego Bay airport increased by Ps. 206.1 million, or 192.9%, compared to 4Q20. This was mainly due to the 187.7% increase in passenger traffic. During 4Q21, there was a 0.6% depreciation of the peso versus the U.S. dollar, which went from an average exchange rate of Ps. 20.6308 in 4Q20 to Ps. 20.7468 in 4Q21.

    Revenues from the Kingston airport increased by Ps. 64.8 million, or 81.2% compared to 4Q20, mainly due to a 96.5% increase in passenger traffic and the depreciation of the peso versus the dollar during 4Q21.

  The change in non-aeronautical services revenues was composed primarily of the following factors:

    The Company’s revenues from its Mexican airports increased by Ps. 348.2 million, or 63.3%, compared to 4Q20. Revenues from businesses operated by third parties increased by Ps. 230.9 million. This was mainly due to the recovery of passenger traffic that resulted in execution of revenue share of the clients’ revenues, which was higher than the minimum rental guarantee. The business lines that increased the most were food and beverage, duty-free stores, leasing of space, car rentals, time shares and ground transportation, which jointly increased by Ps. 213.7 million, or 72.6%. Revenues from businesses operated directly by the Company increased by Ps. 109.7 million, or 73.6%, while the recovery of costs increased by Ps. 7.6 million, or 23.8%.

    Revenues from the Montego Bay airport increased by Ps. 65.5 million, or 91.9%, compared to 4Q20. Revenues in U.S. dollars increased by US$ 3.1 million, or 90.9%.

    Revenues from the Kingston airport increased by Ps. 13.6 million, or 47.0%, compared to 4Q20. Revenues in U.S. dollars increased by US$ 0.6 million, or 46.2%.
	4Q20	4Q21	Change
Businesses operated by third parties:
Duty-free	80,685	161,459	100.1%
Food and beverage	83,117	149,840	80.3%
Retail	67,102	116,054	73.0%
Car rentals	75,055	113,535	51.3%
Leasing of space	54,267	67,052	23.6%
Time shares	28,595	54,519	90.7%
Ground transportation	27,442	42,902	56.3%
Communications and financial services	15,647	19,482	24.5%
Other commercial revenues	23,118	36,071	56.0%
Total	455,027	760,913	67.2%

Businesses operated directly by us:
Car parking	74,499	114,784	54.1%
VIP lounges	32,323	74,314	129.9%
Advertising	21,752	19,548	(10.1%)
Convenience stores	25,224	56,902	125.6%
Total	153,797	265,547	72.7%
Recovery of costs	41,663	51,424	23.4%
Total Non-aeronautical Revenues	650,490	1,077,886	65.7%

Figures expressed in thousands of Mexican pesos.
  Revenues from improvements to concession assets1
  Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 868.6 million, or 263.6%, compared to 4Q20. The change was composed primarily of:
  The Company’s Mexican airports increased by Ps. 921.1 million, or 219.7%, as a result of the adjustment in committed investments in the Master Development Program for the 2020-2024 period.

  Decrease in improvements to concession assets at the Montego Bay and Kingston airports of Ps. 1.1 million, or 2.9% and Ps. 51.4 million, or 100.0%, respectively.

________________________
[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 1,368.8 million, or 126.3%, compared to 4Q20, mainly due to a Ps. 868.6 million, or 263.6%, increase in the cost of improvements to the concession assets (IFRIC 12), a Ps.231.9 million, or 81.8%, increase in concession taxes and technical assistance fees, and a Ps. 243.6 million, or 38.2% increase in cost of services (excluding the cost of improvements to concession assets, operating costs increased Ps. 500.2 million, or 35.3%).

This increase in total operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 1,307.2 million, or 204.9%, compared to 4Q20, primarily due to a Ps. 921.1 million, or 219.7%, increase in the cost of improvements to the concession assets (IFRIC 12), a Ps. 224.1 million, or 46.2%, increase in cost of services, a combined Ps. 139.4 million, or 66.8%, increase in technical assistance fees and concession taxes and a Ps. 16.2 million, or 4.3%, increase in depreciation and amortization (excluding the cost of improvements to the concession assets (IFRIC-12), operating costs increased by Ps. 386.1 million or 36.5%).

The change in the cost of services during 4Q21 was mainly due to:

  Maintenance costs increased by Ps. 67.1 million, or 61.7%, compared to 4Q20.
  Other operating expenses increased Ps. 63.4 million or 128.0%, compared to 4Q20, mainly due to a combined increase of Ps. 83.7 million in the cost of goods and services for our VIP lounges and convenience stores, FBO services and travel expenses. This increase was partially offset by a Ps. 21.5 million combined decrease in the allowance for credit losses, sanitation supplies, and the purchase of supplies and donations for the medical sector for the prevention of COVID-19.
  Employee costs increased Ps. 61.9 million, or 32.2%, compared to 4Q20, mainly due to the recognition of labor provisions in accordance with the Labor Reform and the hiring of additional personnel as required for airport operations due to the recovery of passenger traffic.
  Safety, security and insurance costs increased Ps. 20.4 million, or 25.2%, compared to 4Q20, mainly due to an increase in the number of security staff as compared when the partial closure of some operating areas reduced the need for personnel in 4Q20.

Montego Bay Airport:

  Operating costs increased by Ps. 58.2 million, or 21.3%, compared to 4Q20, mainly due to a Ps. 36.9 million, or 228.8% increase in concession taxes, a Ps. 20.0 million, or 21.5% increase in the cost of services and a Ps. 5.7 million increase in other expenses. This increase was partially offset by a Ps. 1.1 million, or 2.9%, decrease in the cost of improvements to concession assets (IFRIC 12), and a Ps. 3.3 million, or 2.6%, decrease in depreciation and amortization.

Kingston Airport:

  Operating costs increased by Ps. 3.4 million, or 2.0%, compared to 4Q20, mainly due to a Ps. 55.6 million, or 95.0% increase in concession taxes and partially offset by a Ps. 51.4 million decrease in the cost of improvements to concession assets (IFRIC-12).

Operating margin went from 53.8% in 4Q20 to 52.7% in 4Q21. Excluding the effects of IFRIC-12, operating margin went from 47.1% in 4Q20 to 58.8% in 4Q21. Operating income increased Ps. 1,475.1 million, or 117.0%, compared to 4Q20.

EBITDA margin went from 75.4% in 4Q20 to 62.7% in 4Q21. Excluding the effects of IFRIC-12, EBITDA margin went from 66.2% in 4Q20 to 70.1% in 4Q21. The nominal value of EBITDA increased Ps. 1,488.4 million, or 84.2%, compared to 4Q20.

  Financial cost decreased by Ps. 538.5 million, or 62.1%, from a net expense of Ps. 866.8 million in 4Q20 to a net expense of Ps. 328.4 million in 4Q21. This change was mainly the result of foreign exchange rate fluctuations, which went from an expense of Ps. 529.9 million in 4Q20 to income of Ps. 33.1 million in 4Q21. This generated an increase in the foreign exchange gain of Ps. 563.0 million. The currency translation effect income increased Ps. 698.3 million, compared to 4Q20.

  Interest expenses increased by Ps. 65.4 million, or 16.2%, compared to 4Q20, mainly due to higher debt, as a result of the issuance of long-term debt securities.

  Interest income increased by Ps. 40.9 million, or 60.5%, compared to 4Q20, mainly due to an increase in the reference interest rates.

In 4Q21, comprehensive income increased Ps. 2,265.2 million, or 736.5%, compared to 4Q20. This increase was mainly due to a Ps. 2,013.6 million increase in earnings before taxes derived from the significant increase in passenger traffic, as well as a Ps. 698.3 million increase in currency translation effect. This increase was partially offset by an increase in income taxes of Ps. 551.5 million.

During 4Q21, net income increased by Ps. 1,462.0 million, or 429.5%, compared to 4Q20. Income taxes increased by Ps. 773.4 million, partially offset by the benefit for deferred taxes by Ps. 221.8 million, mainly due to the application of Ps. 60.2 million in tax losses and an increase in the inflation rate, from 1.0% in 4Q20 to 2.4% in 4Q21.

Consolidated Results for the Twelve Months Ended December 31 (in thousands of pesos):

	2020	2021	Change
Revenues
Aeronautical services	7,225,742	11,983,954	65.9%
Non-aeronautical services	2,448,053	3,662,441	49.6%
Improvements to concession assets (IFRIC-12)	2,192,578	3,368,511	53.6%
Total revenues	11,866,373	19,014,906	60.2%

Operating costs
Costs of services:	2,668,707	2,989,631	12.0%
Employee costs	970,481	1,115,750	15.0%
Maintenance	426,523	546,548	28.1%
Safety, security & insurance	458,316	510,440	11.4%
Utilities	355,562	391,836	10.2%
Other operating expenses	457,825	425,057	(7.2%)

Technical assistance fees	289,154	526,220	82.0%
Concession taxes	908,310	1,231,044	35.5%
Depreciation and amortization	2,000,361	2,050,539	2.5%
Cost of improvements to concession assets (IFRIC 12)	2,192,578	3,368,511	53.6%
Other expense (income)	(12,726)	(8,231)	(35.3%)
Total operating costs	8,046,384	10,157,714	26.2%
Income from operations	3,819,989	8,857,192	131.9%

Financial Result	(1,434,222)	(1,027,929)	(28.3%)
Income before income taxes	2,385,770	7,829,263	228.2%
Income taxes	(467,067)	(1,785,546)	282.3%
Net income	1,918,703	6,043,717	215.0%
Currency translation effect	580,308	30,810	(94.7%)
Cash flow hedges, net of income tax	(299,013)	500,765	(267.5%)
Remeasurements of employee benefit – net income tax	(16,658)	15,263	191.6%
Comprehensive income	2,183,340	6,590,555	201.9%
Non-controlling interest	(18,701)	(80,248)	(329.1%)
Comprehensive income attributable to controlling interest	2,164,639	6,510,307	200.8%

	2020	2021	Change
EBITDA	5,820,350	10,907,731	87.4%
Comprehensive income	2,183,340	6,590,555	201.9%
Comprehensive income per share (pesos)	4.1542	12.8646	209.7%
Comprehensive income per ADS (US dollars)	2.0251	6.2711	209.7%

Operating income margin	32.2%	46.6%	44.7%
Operating income margin (excluding IFRIC-12)	39.6%	56.6%	43.0%
EBITDA margin	49.0%	57.4%	17.0%
EBITDA margin (excluding IFRIC-12)	60.2%	69.7%	15.9%
Costs of services and improvements / total revenues	41.0%	33.4%	(18.4%)
Cost of services / total revenues (excluding IFRIC-12)	27.6%	19.1%	(30.7%)

- Net income and comprehensive income per share for the twelve-month period ended December 31, 2021 were calculated based on 512,301,577 shares outstanding as of December 31, 2021 and for the twelve-month period ended December 31, 2020 were calculated based on 525,575,547 shares outstanding as of December 31, 2020. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 20.5140 per U.S. dollar (the noon buying rate on December 30, 2021, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay and Kingston airports, the average twelve-month exchange rate of Ps. 20.2813 per U.S. dollar for the twelve months ended December 31, 2021 was used.

Revenues (January to December 2021 vs January to December 2020)

  Aeronautical services revenues increased by Ps. 4,758.2 million, or 65.9%.
  Non-aeronautical services revenues increased by Ps. 1,214.4 million, or 49.6%.
  Revenues from improvements to concession assets increased by Ps. 1,175.9 million, or 53.6%.
  Total revenues increased by Ps. 7,148.5 million, or 60.2%.

  The change in aeronautical services revenues was composed of the following factors:

    Revenues at the Company’s Mexican airports increased by Ps. 4,304.5 million or 69.7% during the period from January to December 2021, mainly as a result of the 57.5% increase in passenger traffic and the increase in the maximum tariffs applicable for 2021.

    Revenues from the Montego Bay airport increased by Ps. 308.2 million, or 44.3%, compared to 2020. This was mainly due to the 60.3% increase in passenger traffic and partially offset by the 5.6% appreciation of the peso versus the U.S. dollar during 2021.

    Revenues from the Kingston airport increased by Ps. 145.5 million, or 41.1% compared to 2020, mainly due to a 31.9% increase in passenger traffic and partially offset by the appreciation of the peso versus the dollar during 2021.

  The change in non-aeronautical services revenues was composed primarily of the following factors:

    Revenues from the Company’s Mexican airports increased by Ps. 1,066.0 million, or 53.5%, compared to 2020. Revenues from businesses operated by third parties increased by Ps. 777.9 million, or 59.5%. This was mainly due to the recovery of passenger traffic that resulted in the execution of revenue share of the clients’ revenues, which was higher than the minimum rental guarantee, as well the opening of new commercial areas in some airports. The business lines that increased the most were food and beverage, duty-free stores, leasing of space, car rentals, time shares and other commercial income, which jointly increased by Ps. 701.4 million, or 70.8%. Revenues from businesses operated directly by the Company increased by Ps. 274.4 million, or 49.8%. This increase was primarily due to an increase in revenue from parking, convenience stores and VIP lounges, which jointly increased Ps. 307.3 million and was partially offset by a Ps. 32.9 million decrease in revenues from advertising. The recovery of costs increased by Ps. 13.7 million, or 10.3%.

    Revenues from the Montego Bay airport increased by Ps. 127.4 million, or 38.9%, compared to 2020, primarily due to the increase in passenger traffic in 60.3%.

    The consolidation of the Kingston airport contributed an increase of Ps. 21.0 million, or 16.3%, to non-aeronautical services revenues as compared to 2020, primarily due to the recovery in passenger traffic.
	2020	2021	Change
Businesses operated by third parties:
Duty-free	312,473	537,065	71.9%
Food and beverage	304,758	517,254	69.7%
Retail	253,780	401,617	58.3%
Car rentals	283,283	401,589	41.8%
Leasing of space	207,776	242,892	16.9%
Time shares	102,750	189,196	84.1%
Ground transportation	96,836	140,707	45.3%
Communications and financial services	63,656	80,683	26.7%
Other commercial revenues	78,794	118,748	50.7%
Total	1,704,106	2,629,750	54.3%

Businesses operated directly by us:
Car parking	234,553	388,106	65.5%
VIP lounges	144,897	219,498	51.5%
Advertising	88,857	53,217	(40.1%)
Convenience stores	102,052	185,338	81.6%
Total	570,359	846,158	48.4%
Recovery of costs	173,587	186,532	7.5%
Total Non-aeronautical Revenues	2,448,053	3,662,441	49.6%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets2
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 1,175.9 million, or 53.6%, compared to 2020, mainly comprised of the following:
  Revenues from improvements to concession assets at the Company’s Mexican airports increased by Ps. 1,272.9 million, or 63.6%, as a result of the increase in committed investments in the Master Development Program for the 2020-2024 period.

  Decrease in the revenues from improvements to concession assets at the Montego Bay airport by Ps. 45.6 million, or 32.8% and the Kingston airport by Ps. 51.4 million.

________________________
[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 2,111.3 million, or 26.2%, compared to the same period of 2020, mainly due to a Ps. 1,175.9 million, or 53.6%, increase in the cost of improvements to the concession assets (IFRIC-12), a combined increase of concession taxes and technical assistance fees of Ps. 559.8 million, or 46.7%, and an increase in the cost of services of Ps. 321.0 million or 12.0%. Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased Ps. 935.4 million, or 16.0%.

Mexican Airports:

  Operating costs increased by Ps. 2,196.1 million, or 35.7%, compared to 2020, primarily due to a Ps. 1,272.9 million, or 63.6% increase in the cost of improvements to the concession assets (IFRIC-12), a Ps. 493.7 million, or 71.0% increase in concession taxes and technical assistance fees, a Ps. 75.2 million, or 5.1%, increase in depreciation and amortization and a Ps. 352.6 million, or 17.7% increase in the cost of services.

The cost of services was mainly comprised of the following:

  Employee costs increased Ps. 144.6 million, or 18.6% compared to 2020, mainly due to the recognition of labor provisions in accordance with the Labor Reform and the hiring of additional personnel as required for airport operations.
  Maintenance costs increased by Ps. 121.2 million, or 36.3%, compared to 2020 as a result of the increase in essential maintenance as a result of the recovery in passenger traffic.
  Safety, security and insurance costs increased Ps. 67.7 million, or 22.5% compared to 2020.
  Utility costs increased Ps. 21.4 million, or 9.4% compared to 2020.

Montego Bay Airport:

  Operating costs decreased by Ps. 100.8 million, or 8.1%, compared to 2020, mainly due to a Ps. 45.6 million, or 32.8% decrease in the cost of improvements to concession assets (IFRIC-12), a Ps. 35.3 million, or 16.9% decrease in concession taxes, a Ps. 26.3 million, or 5.1% decrease in depreciation and amortization. This decrease was partially offset by a Ps. 2.8 million, or 0.7% increase in the cost of services.

Kingston Airport:

  The Kingston airport contributed to an increase in operating costs of Ps. 16.1 million, or 2.5%, during 2021 as compared to 2020, mainly due to a Ps. 101.3 million, or 34.5% increase in concession taxes and partially offset by a Ps. 51.4 million decrease in the cost of improvements to concession assets (IFRIC-12), and a Ps. 34.4 million, or 12.3% decrease in the cost of services. The decrease in cost of services was primarily due to a Ps. 35.4 million, or 64.2%, decrease in other operating costs, as a result of a decrease in expected credit losses.

Operating margin went from 32.2% in 2020 to 46.6% in 2021. Excluding the effects of IFRIC-12, operating margin went from 39.6% in 2020 to 56.6% in 2021. Operating income increased Ps. 5,037.2 million, or 131.9% compared to 2020.

EBITDA margin increased 840 basis points from 49.0% in 2020 to 57.4% in 2021. Excluding the effects of IFRIC-12, EBITDA margin increased 950 basis points from 60.2% in 2020 to 69.7% in 2021. The nominal value of EBITDA was Ps. 10,907.7 million in 2021 compared to Ps. 5,820.3 million during 2020, an increase of 87.4%.

Financial cost decreased by Ps. 406.3 million, from a net expense of Ps. 1,434.2 million during 2020 to a net expense of Ps. 1,027.9 million during 2021. This increase was mainly the result of:

  Foreign exchange rate fluctuations went from an expense of Ps. 330.4 million during 2020 to income of      Ps. 238.3 million in 2021. This generated an increase in the foreign exchange gain of Ps. 568.8 million. Currency translation effect income decreased by Ps. 549.5 million as compared to 2020, due to the fact that the exchange rate as of December 31, 2020, was Ps. 19.9487 as compared to Ps. 20.5835 as of December 31, 2021, a depreciation of the peso of 3.2%.

  An increase in interest expenses of Ps. 172.2 million, or 10.5%, compared to 2020 mainly due to higher debt as a result of the issuance of long-term debt securities during 2021.

  Interest income decreased by Ps. 9.7 million, or 2.3%, compared to 2020, mainly due to a decrease in the average balance of cash and cash equivalents during 2021.

Comprehensive income increased Ps. 4,407.2 million, or 201.9% compared to 2020. This increase was mainly due to a Ps. 5,443.5 million increase in earnings before taxes and a Ps. 799.8 million increase in the cash flow hedge reserve. This increase was partially offset by a Ps. 549.5 million decrease in currency translation effect and an increase in income taxes of Ps. 1,318.5 million.

Net income increased Ps. 4,125.0 million, or 215.0% during 2021 as compared to 2020. Mainly due the increase in earnings before taxes of Ps. 5,443.5 million, offset by an increase of Ps. 1,593.2 million in current income taxes and a Ps. 274.7 million increase in the benefit for deferred taxes, mainly due to the application of tax losses of Ps. 89.9 million and partially offset by an increase in the inflation rate, that went from 3.2% in 2020 to 7.4% during 2021.

Statement of Financial Position

Total assets as of December 31, 2021, increased by Ps. 3,961.9 million as compared to December 31, 2020, primarily due to the following items: (i) a Ps. 3,094.0 million increase in improvements to concession (ii) a Ps. 1,407.1 million increase in machinery, equipment and leasehold improvements and advances to suppliers; and (iii) a Ps. 208.7 million increase in other current assets. These increases were partially offset by decreases of Ps. 1,111.7 million in cash and cash equivalents, among others.

Total liabilities as of December 31, 2021, increased by Ps. 6,386.1 million compared to December 31, 2020. This increase was primarily due to the following items: (i) issuance of Ps. 5,500.0 million in long-term bonds; (ii) Ps. 1,880.4 million increase in accounts payable, (iii) increase income taxes of Ps. 1,241.0 million and (iv) increase of concession taxes of Ps. 154.3 million. This was partially offset by decreases of: (i) Ps. 2,000.0 million in bank loans, (ii) Ps. 590.5 million in derivative financial instruments and (iii) Ps. 170.2 million in deferred taxes, among others.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):
Airport	4Q20	4Q21	Change	2020	2021	Change
Guadalajara
Aeronautical services	616,720	931,617	51.1%	2,103,574	3,296,419	56.7%
Non-aeronautical services	165,172	194,625	17.8%	591,789	783,252	32.4%
Improvements to concession assets (IFRIC 12)	(162,341)	618,541	(481.0%)	614,479	1,463,854	138.2%
Total Revenues	619,550	1,744,783	181.6%	3,309,843	5,543,525	67.5%
Operating income	476,442	726,471	52.5%	1,472,456	2,614,203	77.5%
EBITDA	570,020	824,268	44.6%	1,841,420	3,004,596	63.2%

Tijuana
Aeronautical services	386,053	598,630	55.1%	1,192,187	1,944,451	63.1%
Non-aeronautical services	101,604	116,129	14.3%	335,419	431,706	28.7%
Improvements to concession assets (IFRIC 12)	251,975	(344,806)	(236.8%)	681,755	876,292	28.5%
Total Revenues	739,632	369,952	(50.0%)	2,209,360	3,252,448	47.2%
Operating income	305,640	457,399	49.7%	802,056	1,496,257	86.6%
EBITDA	371,574	520,735	40.1%	1,056,690	1,751,728	65.8%

Los Cabos
Aeronautical services	302,097	599,211	98.4%	971,021	2,003,087	106.3%
Non-aeronautical services	131,607	236,312	79.6%	460,939	839,580	82.1%
Improvements to concession assets (IFRIC 12)	(147,818)	186,589	(226.2%)	339,231	520,812	53.5%
Total Revenues	285,886	1,022,112	257.5%	1,771,191	3,363,479	89.9%
Operating income	256,497	594,497	131.8%	756,630	1,961,757	159.3%
EBITDA	322,814	662,131	105.1%	1,022,211	2,223,223	117.5%

Puerto Vallarta
Aeronautical services	188,780	442,359	134.3%	776,424	1,336,177	72.1%
Non-aeronautical services	61,282	105,730	72.5%	266,442	389,823	46.3%
Improvements to concession assets (IFRIC 12)	(274,094)	52,217	(119.1%)	67,026	285,667	326.2%
Total Revenues	(24,031)	600,306	(2598.0%)	1,109,892	2,011,667	81.2%
Operating income	110,257	359,079	225.7%	526,761	1,082,157	105.4%
EBITDA	153,566	403,118	162.5%	695,340	1,258,720	81.0%

Montego Bay
Aeronautical services	106,876	313,013	192.9%	695,879	1,004,076	44.3%
Non-aeronautical services	71,295	136,844	91.9%	327,158	454,519	38.9%
Improvements to concession assets (IFRIC 12)	38,394	37,263	(2.9%)	138,768	93,205	(32.8%)
Total Revenues	216,565	487,119	124.9%	1,161,805	1,551,800	33.6%
Operating (loss) income	(55,974)	160,702	387.1%	(88,901)	406,256	557.0%
EBITDA	71,228	284,621	299.6%	423,197	892,070	110.8%

Exhibit A: Operating results by airport (in thousands of pesos): (continued)
Airport	4Q20	4Q21	Change	2020	2021	Change
Guanajuato
Aeronautical services	100,799	157,213	56.0%	338,633	570,402	68.4%
Non-aeronautical services	29,389	31,241	6.3%	113,826	131,977	15.9%
Improvements to concession assets (IFRIC 12)	(61,075)	(334)	(99.5%)	36,334	8,947	(75.4%)
Total Revenues	69,114	188,120	172.2%	488,793	711,326	45.5%
Operating (loss) income	65,149	110,114	69.0%	216,044	416,623	92.8%
EBITDA	83,699	129,752	55.0%	288,406	492,584	70.8%

Hermosillo
Aeronautical services	64,405	106,590	65.5%	204,650	341,493	66.9%
Non-aeronautical services	17,327	16,523	(4.6%)	64,609	70,135	8.6%
Improvements to concession assets (IFRIC 12)	6,287	4,124	(34.4%)	19,329	17,148	(11.3%)
Total Revenues	88,018	127,237	44.6%	288,588	428,776	48.6%
Operating (loss) income	28,329	52,727	(86.1%)	57,770	155,691	169.5%
EBITDA	47,548	71,085	49.5%	134,100	231,511	72.6%

Others (1)
Aeronautical services	257,708	422,712	64.0%	943,415	1,487,850	57.7%
Non-aeronautical services	72,770	86,054	18.3%	287,828	343,913	19.5%
Improvements to concession assets (IFRIC 12)	(32,208)	(14,454)	(55.1%)	295,658	102,587	(65.3%)
Total Revenues	298,271	494,312	65.7%	1,526,901	1,934,351	26.7%
Operating (loss) income	29,366	116,191	(295.7%)	(30,745)	305,253	1092.9%
EBITDA	91,161	181,645	99.3%	210,022	574,931	173.7%

Total
Aeronautical services	2,023,439	3,571,344	76.5%	7,225,742	11,983,954	65.9%
Non-aeronautical services	650,446	923,457	42.0%	2,448,053	3,444,905	40.7%
Improvements to concession assets (IFRIC 12)	(380,879)	539,140	(241.6%)	2,192,578	3,368,511	53.6%
Total Revenues	2,293,005	5,033,942	119.5%	11,866,373	18,797,372	58.4%
Operating income	1,215,707	2,577,180	112.0%	3,712,071	8,438,197	127.3%
EBITDA	1,711,609	3,077,354	79.8%	5,671,387	10,429,363	83.9%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Kingston airports.

Exhibit B: Consolidated statement of financial position as of December 31 (in thousands of pesos):
	2020	2021	Change	%
Assets
Current assets
Cash and cash equivalents	14,444,549	13,332,877	(1,111,672)	(7.7%)
Trade accounts receivable - Net	1,266,005	1,720,475	454,469	35.9%
Other current assets	1,135,555	1,344,223	208,668	18.4%
Total current assets	16,846,109	16,397,575	(448,534)	(2.7%)

Advanced payments to suppliers	464,675	923,795	459,120	98.8%
Machinery, equipment and improvements to leased buildings - Net	2,146,232	3,094,220	947,988	44.2%
Improvements to concession assets - Net	13,763,840	16,857,852	3,094,012	22.5%
Airport concessions - Net	10,649,220	10,328,521	(320,699)	(3.0%)
Rights to use airport facilities - Net	1,281,801	1,208,406	(73,395)	(5.7%)
Deferred income taxes - Net	5,966,363	6,230,886	264,523	4.4%
Other non-current assets	242,933	281,830	38,898	16.0%
Total assets	51,361,173	55,323,085	3,961,912	7.7%

Liabilities
Current liabilities	5,262,675	9,362,958	4,100,283	77.9%
Long-term liabilities	23,245,715	25,531,527	2,285,812	9.8%
Total liabilities	28,508,390	34,894,485	6,386,095	22.4%

Stockholders' Equity
Common stock	6,185,082	170,381	(6,014,701)	(97.2%)
Legal reserve	1,592,551	1,592,551	-	0.0%
Net income	1,968,856	5,997,492	4,028,636	204.6%
Retained earnings	9,940,035	7,927,599	(2,012,436)	(20.2%)
Reserve for share repurchase	3,283,374	5,531,292	2,247,918	68.5%
Repurchased shares	(1,733,374)	(3,000,037)	(1,266,663)	73.1%
Foreign currency translation reserve	1,037,446	1,034,233	(3,213)	(0.3%)
Remeasurements of employee benefit – Net	(10,052)	5,211	15,263	151.8%
Cash flow hedges- Net	(471,107)	29,658	500,765	106.3%
Total controlling interest	21,792,811	19,288,380	(2,504,430)	(11.5%)
Non-controlling interest	1,059,972	1,140,220	80,247	7.6%
Total stockholder's equity	22,852,783	20,428,600	(2,424,183)	(10.6%)

Total liabilities and stockholders' equity	51,361,173	55,323,085	3,961,912	7.7%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):
	4Q20	4Q21	Change	2020	2021	Change
Cash flows from operating activities:
Consolidated net income	340,411	1,802,434	429.5%	1,918,703	6,043,717	215.0%

Postemployment benefit costs	11,076	(10,057)	(190.8%)	31,382	3,312	(89.4%)
Allowance expected credit loss	(26,480)	(17,153)	(35.2%)	86,596	15,487	(82.1%)
Depreciation and amortization	506,148	519,409	2.6%	2,000,361	2,050,539	2.5%
(Gain) loss on sale of machinery, equipment and improvements to leased assets	1,604	(2,132)	(232.9%)	(14,375)	(3,490)	(75.7%)
Interest expense	352,339	459,578	30.4%	1,388,072	1,687,895	21.6%
Provisions	882	15,437	1650.2%	425	11,754	2665.6%
Income tax expense	53,228	604,778	1036.2%	467,067	1,785,543	282.3%
Unrealized exchange loss	(454,485)	13,675	103.0%	57,780	(5,427)	(109.4%)
Net (gain) loss on derivative financial instruments	(4,397)	(51,656)	1074.8%	43,778	(51,656)	(218.0%)
	780,326	3,334,313	327.3%	5,979,789	11,537,673	92.9%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	81,986	(280,531)	(442.2%)	164,258	(464,395)	(382.7%)
Recoverable tax on assets and other assets	(189,087)	(190,987)	1.0%	(814,271)	(299,842)	(63.2%)
(Decrease) increase
Concession taxes payable	106,569	37,673	(64.6%)	(253,633)	94,879	137.4%
Accounts payable	(33,130)	926,703	2897.2%	(697,613)	1,244,251	278.4%
Cash generated by operating activities	746,664	3,827,171	412.6%	4,378,532	12,112,566	176.6%
Income taxes paid	30,604	(302,646)	(1088.9%)	(811,965)	(1,017,120)	25.3%
Net cash flows provided by operating activities	777,268	3,524,524	353.5%	3,566,567	11,095,446	211.1%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(898,602)	(2,146,804)	138.9%	(3,160,111)	(4,946,784)	56.5%
Cash flows from sales of machinery and equipment	3,062	226	(92.6%)	6,248	3,215	(48.5%)
Other investment activities	288	(13,756)	(4876.4%)	(63,828)	(25,739)	(59.7%)
Net cash used by investment activities	(895,252)	(2,160,333)	141.3%	(3,217,691)	(4,969,308)	54.4%

Cash flows from financing activities:
Capital distribution	-	-	0.0%	-	(6,014,701)	(100.0%)
Debt securities	-	2,500,000	100.0%	7,200,000	7,000,000	(2.8%)
Payment from Debt securities	-	-	0.0%	(2,200,000)	(1,500,000)	(31.8%)
Bank loans	-	(81,512)	(100.0%)	-	(5,941,663)	(100.0%)
Repurchase of shares	-	(637,697)	(100.0%)	-	(3,000,037)	(100.0%)
Interest paid	(417,087)	(538,138)	29.0%	(1,405,139)	(1,659,473)	18.1%
Bank loans	(96,535)	-	(100.0%)	2,709,125	3,779,413	39.5%
Interest paid on lease	(564)	(1,257)	122.9%	(2,582)	(2,598)	0.6%
Payments of obligations for leasing	(3,029)	(3,427)	13.1%	(12,977)	(12,467)	(3.9%)
Net cash flows used in financing activities	(517,215)	1,237,969	(339.4%)	6,288,427	(7,351,525)	(216.9%)

Effects of exchange rate changes on cash held	(140,686)	79,877	(156.8%)	307,053	113,715	(63.0%)
Net increase in cash and cash equivalents	(775,885)	2,682,037	(445.7%)	6,944,356	(1,111,672)	(116.0%)
Cash and cash equivalents at beginning of the period	15,220,432	10,650,840	(30.0%)	7,500,193	14,444,549	92.6%
Cash and cash equivalents at the end of the period	14,444,549	13,332,877	(7.7%)	14,444,549	13,332,877	(7.7%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):
	4Q20	4Q21	Change	2020	2021	Change
Revenues
Aeronautical services	2,023,398	3,571,344	76.5%	7,225,742	11,983,954	65.9%
Non-aeronautical services	650,490	1,077,886	65.7%	2,448,053	3,662,441	49.6%
Improvements to concession assets (IFRIC 12)	(329,479)	539,140	263.6%	2,192,578	3,368,511	53.6%
Total revenues	2,344,408	5,188,370	121.3%	11,866,373	19,014,906	60.2%

Operating costs
Costs of services:	638,350	881,966	38.2%	2,668,707	2,989,631	12.0%
Employee costs	235,311	306,052	30.1%	970,481	1,115,750	15.0%
Maintenance	130,976	206,595	57.7%	426,523	546,548	28.1%
Safety, security & insurance	120,358	137,293	14.1%	458,316	510,440	11.4%
Utilities	83,106	107,333	29.2%	355,562	391,836	10.2%
Other operating expenses	68,599	124,693	81.8%	457,825	425,057	(7.2%)

Technical assistance fees	89,858	155,717	73.3%	289,154	526,220	82.0%
Concession taxes	193,414	359,403	85.8%	908,310	1,231,044	35.5%
Depreciation and amortization	506,148	519,409	2.6%	2,000,361	2,050,539	2.5%
Cost of improvements to concession assets (IFRIC 12)	(329,479)	539,140	263.6%	2,192,578	3,368,511	53.6%
Other (income)	(14,361)	(2,857)	(80.1%)	(12,726)	(8,231)	(35.3%)
Total operating costs	1,083,930	2,452,777	126.3%	8,046,384	10,157,714	26.2%
Income from operations	1,260,478	2,735,593	117.0%	3,819,989	8,857,192	131.9%
Financial Result	(866,839)	(328,381)	(62.1%)	(1,434,222)	(1,027,929)	(28.3%)
Income before income taxes	393,639	2,407,212	511.5%	2,385,770	7,829,263	228.2%
Income taxes	(53,228)	(604,778)	1036.2%	(467,067)	(1,785,546)	282.3%
Net income	340,411	1,802,434	429.5%	1,918,703	6,043,717	215.0%
Currency translation effect	(643,284)	55,056	108.6%	580,308	30,810	(94.7%)
Cash flow hedges, net of income tax	(9,355)	96,525	1131.8%	(299,013)	500,765	(267.5%)
Remeasurements of employee benefit – net income tax	4,680	3,649	22.0%	(16,658)	15,263	191.6%
Comprehensive (loss) income	(307,548)	1,957,664	(736.5%)	2,183,340	6,590,555	201.9%
Non-controlling interest	90,102	(35,128)	(139.0%)	(18,701)	(80,248)	(329.1%)
Comprehensive (loss) income attributable to controlling interest	(217,446)	1,922,536	984.1%	2,164,639	6,510,307	200.8%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):
	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	9,940,035	360,504	19,628,172	1,041,271	20,669,443
Comprehensive income:
Net income	-	-	-	-	1,968,856	-	1,968,856	(50,153)	1,918,703
Foreign currency translation reserve	-	-	-	-	-	511,454	511,454	68,854	580,308
Remeasurements of employee benefit – Net	-	-	-	-	-	(16,658)	(16,658)	-	(16,658)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(299,013)	(299,013)	-	(299,013)
Balance as of December 31, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	11,908,891	556,287	21,792,811	1,059,972	22,852,783
Capital reduction	(6,014,701)	-	-	-	-	-	(6,014,701)	-	(6,014,701)
Repurchased shares cancellation	-	-	(1,733,374)	1,733,374	-	-	-	-	-
Reserve for share repurchase	-	-	3,981,292	-	(3,981,292)	-	-	-	-
Repurchased share	-	-	-	(3,000,037)	-	-	(3,000,037)	-	(3,000,037)
Comprehensive income:	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	5,997,492	-	5,997,492	46,225	6,043,716
Foreign currency translation reserve	-	-	-	-	-	(3,213)	(3,213)	34,023	30,810
Remeasurements of employee benefit – Net	-	-	-	-	-	15,263	15,263	-	15,263
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	500,765	500,765	-	500,765
Balance as of December 31, 2021	170,381	1,592,551	5,531,292	(3,000,037)	13,925,091	1,069,102	19,288,380	1,140,220	20,428,600

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:
	4Q20	4Q21	Change	2020	2021	Change
Total passengers	8,217.3	12,760.5	55.3%	27,327.5	42,937.2	57.1%
Total cargo volume (in WLUs)	673.7	723.5	7.4%	2,223.2	2,735.5	23.0%
Total WLUs	8,891.0	13,484.0	51.7%	29,550.7	45,672.7	54.6%
			0.0%			0.0%
Aeronautical & non aeronautical services per passenger (pesos)	325.4	364.3	12.0%	354.0	364.4	2.9%
Aeronautical services per WLU (pesos)	227.6	264.9	16.4%	244.5	262.4	7.3%
Non aeronautical services per passenger (pesos)	79.2	84.5	6.7%	89.6	85.3	(4.8%)
Cost of services per WLU (pesos)	71.8	65.4	(8.9%)	90.3	65.5	(27.5%)

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Passenger Traffic and Consolidated Results compared to the same periods of 2019:

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	4Q19	4Q21	Change	2019	2021	Change
Guadalajara	2,730.0	2,542.0	(6.9%)	10,495.8	8,540.2	(18.6%)
Tijuana *	1,528.7	1,870.1	22.3%	5,979.7	6,891.3	15.2%
Los Cabos	468.0	575.0	22.8%	1,915.7	2,020.4	5.5%
Puerto Vallarta	468.1	554.3	18.4%	1,839.3	1,848.5	0.5%
Guanajuato	2.4	404.4	(100.0%)	9.2	1,487.1	(100.0%)
Montego Bay	534.6	0.0	(24.4%)	2,056.9	0.0	(27.7%)
Hermosillo	488.1	449.5	(7.9%)	1,803.8	1,457.9	(19.2%)
Mexicali	320.8	324.3	1.1%	1,191.9	1,088.4	(8.7%)
Morelia	136.0	146.9	8.0%	478.8	541.0	13.0%
La Paz	255.0	266.7	4.6%	995.4	901.8	(9.4%)
Aguascalientes	3.2	178.1	(92.8%)	3.2	582.8	(62.8%)
Kingston	169.6	0.2	N/A	635.2	1.2	N/A
Los Mochis	101.6	106.3	4.6%	384.4	358.3	(6.8%)
Manzanillo	24.9	25.7	3.5%	95.3	86.8	(9.0%)
Total	7,231.0	7,443.5	2.9%	27,884.8	25,805.6	(7.5%)
*CBX users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):
Airport	4Q19	4Q21	Change	2019	2021	Change
Guadalajara	1,116.0	1,059.5	(5.1%)	4,350.5	3,702.7	(14.9%)
Tijuana *	810.0	885.5	9.3%	2,946.1	2,786.6	(5.4%)
Los Cabos	928.7	1,067.1	14.9%	3,693.4	3,529.2	(4.4%)
Puerto Vallarta	794.3	813.6	2.4%	3,212.5	2,271.5	(29.3%)
Guanajuato	1,083.4	821.3	(24.2%)	4,698.5	2,581.9	(45.0%)
Montego Bay	170.8	184.6	8.1%	698.9	631.9	(9.6%)
Hermosillo	18.6	25.5	37.3%	70.2	102.1	45.3%
Mexicali	1.8	2.0	8.8%	6.9	5.6	(18.8%)
Morelia	106.1	113.2	6.7%	418.9	406.1	(3.1%)
La Paz	3.4	4.6	35.9%	12.8	18.3	43.2%
Aguascalientes	405.5	262.5	(35.3%)	405.5	829.3	104.5%
Kingston	58.9	58.6	N/A	223.2	210.6	N/A
Los Mochis	1.5	2.3	53.4%	6.9	9.4	35.6%
Manzanillo	18.6	16.8	(9.6%)	79.4	46.5	(41.4%)
Total	5,517.5	5,317.0	(3.6%)	20,823.9	17,131.6	(17.7%)
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):
Airport	4Q19	4Q21	Change	2019	2021	Change
Guadalajara	3,846.1	3,601.5	(6.4%)	14,846.3	12,243.0	(17.5%)
Tijuana *	2,338.7	2,755.6	17.8%	8,925.9	9,677.9	8.4%
Los Cabos	1,396.7	1,642.1	17.6%	5,609.1	5,549.6	(1.1%)
Puerto Vallarta	1,262.5	1,367.9	8.3%	5,051.9	4,120.0	(18.4%)
Guanajuato	1,085.7	1,051.8	(3.1%)	4,707.7	2,581.9	(45.2%)
Montego Bay	705.4	358.4	(49.2%)	2,755.8	2,119.0	(23.1%)
Hermosillo	506.7	475.0	(6.2%)	1,874.1	1,559.9	(16.8%)
Mexicali	322.6	326.3	1.1%	1,198.8	1,094.0	(8.7%)
Morelia	242.1	260.1	7.4%	897.8	947.1	5.5%
La Paz	258.4	271.3	5.0%	1,008.1	920.0	(8.7%)
Aguascalientes	408.7	273.8	(33.0%)	408.7	830.5	103.2%
Kingston	228.5	225.8	N/A	858.4	793.4	N/A
Los Mochis	103.1	108.6	5.3%	391.3	367.7	(6.0%)
Manzanillo	43.5	42.6	(2.1%)	174.7	133.3	(23.7%)
Total	12,748.5	12,760.6	0.1%	48,708.6	42,937.2	(11.8%)
*CBX users are classified as international passengers.

CBX Users (in thousands):
Airport	4Q19	4Q21	Change	2019	2021	Change
Tijuana	797.0	876.1	9.9%	2,897.9	2,754.3	(10.6%)

The Company took control of the operation of the Kingston airport on October 10, 2019, consequently no figures are available for comparison purposes from January to September 2019.

Consolidated Results and Other Data compared with 2019 (in thousands of pesos):
	4Q19	4Q21	Change	2019	2021	Change
Revenues
Aeronautical services	2,771,105	3,571,344	28.9%	10,547,720	11,983,954	13.6%
Non-aeronautical services	962,547	1,077,886	12.0%	3,771,500	3,662,441	(2.9%)
Improvements to concession assets (IFRIC 12)	840,402	539,140	(35.8%)	1,906,801	3,368,511	76.7%
Total revenues	4,574,055	5,188,370	13.4%	16,226,020	19,014,906	17.2%

Operating costs
Costs of services:	773,571	881,966	14.0%	2,744,864	2,989,631	8.9%
Employee costs	248,330	306,052	23.2%	877,068	1,115,750	27.2%
Maintenance	176,241	206,595	17.2%	578,510	546,548	(5.5%)
Safety, security & insurance	118,108	137,293	16.2%	428,208	510,440	19.2%
Utilities	110,737	107,333	(3.1%)	380,370	391,836	3.0%
Other operating expenses	120,155	124,693	3.8%	480,708	425,057	(11.6%)

Technical assistance fees	116,536	155,717	33.6%	461,549	526,220	14.0%
Concession taxes	402,758	359,403	(10.8%)	1,318,220	1,231,044	(6.6%)
Depreciation and amortization	489,007	519,409	6.2%	1,776,137	2,050,539	15.4%
Cost of improvements to concession assets (IFRIC 12)	840,402	539,140	(35.8%)	1,906,801	3,368,511	76.7%
Other (income) expense	17,751	(2,858)	(116.1%)	1,212	(8,231)	(778.9%)
Total operating costs	2,640,025	2,452,777	(7.1%)	8,208,783	10,157,714	23.7%
Income from operations	1,934,030	2,735,593	41.4%	8,017,238	8,857,192	10.5%

Financial Result	(183,833)	(328,381)	78.6%	(671,053)	(1,027,929)	53.2%
Income before taxes	1,750,197	2,407,212	37.5%	7,346,185	7,829,263	37.5%
Income taxes	(319,297)	(604,778)	89.4%	(1,891,443)	(1,785,546)	(5.6%)
Net income	1,430,900	1,802,434	26.0%	5,454,742	6,043,717	10.8%
Currency translation effect	(223,078)	55,056	(124.7%)	(269,440)	30,810	(111.4%)
Cash flow hedges, net of income tax	(172,094)	96,525	(156.1%)	(172,094)	500,765	(391.0%)
Remeasurements of employee benefit – net income tax	(964)	3,649	(478.5%)	(1,404)	15,263	(1187.1%)
Comprehensive income	1,034,764	1,957,664	89.2%	5,011,804	6,590,555	31.5%
Non-controlling interest	3,458	(35,128)	1115.7%	(74,777)	(80,248)	(7.3%)
Comprehensive income attributable to controlling interest	1,038,222	1,922,536	85.2%	4,937,027	6,510,307	31.9%

	4Q19	4Q21	Change	2,019	2,021	Change
EBITDA	2,423,037	3,255,002	34.3%	9,793,375	10,907,730	11.4%
Comprehensive income	1,034,764	1,957,664	89.2%	5,011,804	6,590,555	31.5%
Comprehensive income per share (pesos)	1.8445	3.8213	107.2%	8.9337	12.8646	44.0%
Comprehensive income per ADS (US dollars)	0.9273	1.8628	100.9%	4.4911	6.2711	39.6%

Operating income margin	42.3%	52.7%	24.7%	49.4%	46.6%	(5.7%)
Operating income margin (excluding IFRIC 12)	51.8%	58.8%	13.6%	56.1%	56.6%	0.9%
EBITDA margin	53.0%	62.7%	18.4%	60.4%	57.4%	(5.0%)
EBITDA margin (excluding IFRIC 12)	65.0%	70.1%	7.9%	68.4%	69.7%	1.9%
Costs of services and improvements / total revenues	35.3%	27.4%	(22.4%)	28.7%	33.4%	16.6%
Cost of services / total revenues (excluding IFRIC 12)	20.7%	19.0%	(8.4%)	19.2%	19.1%	(0.3%)

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext. 20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: February 23, 2022	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer